UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 9, 2023
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 4Q22 results.

Media Release Zurich, February 9, 2023

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse makes strong progress on Group strategic priorities; reports net revenues of CHF 3.1 bn and pre-tax loss of CHF 1.3 bn along with a CET1 ratio of 14.1% in 4Q22

“2022 was a crucial year for Credit Suisse. We announced our strategic plan to create a simpler, more focused bank, built around client needs and since October we have been executing at pace. We successfully raised CHF ~4 billion in equity capital, accelerated the delivery of our ambitious cost targets, and are making strong progress on the radical restructuring of our Investment Bank. Today’s announcement of our acquisition of the M. Klein & Company investment banking business marks another milestone in the carveout of CS First Boston as a leading independent capital markets and advisory business. The transaction should further strengthen CS First Boston’s advisory and capital markets capabilities.

We have a clear plan to create a new Credit Suisse and intend to continue to deliver on our three-year strategic transformation by re-shaping our portfolio, reallocating capital, right-sizing our cost base, and building on our leading franchises.”

Ulrich Körner, Chief Executive Officer of Credit Suisse Group AG
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Disciplined strategic execution and accelerated de-risking and deleveraging

4Q22 financial performance in line with guidance
▪ Reported pre-tax loss of CHF 1.3 bn; adjusted* pre-tax loss of CHF 1.0 bn
▪ CET1 ratio of 14.1%, Tier 1 leverage ratio of 7.7%
▪ Improved average Liquidity Coverage Ratio (LCR) of 144%[1] at the end of 4Q22 from lower levels in the quarter
▪ Board will propose a cash dividend of CHF 0.05 per share for 2022; subject to shareholder approval at the 2023 Annual General Meeting

Strategy execution ahead of schedule
▪ Strong execution of strategic actions from a position of capital strength; successful execution of CHF ~4 bn of capital raises
▪ Delivered accelerated deleveraging of Non-Core Unit (NCU)[2] and Securitized Products Group (SPG)
▪ Progressed sale of SPG to Apollo Global Management[3] with first closing of the sale completed on February 8, 2023. On track to complete in 1H23
▪ Announced next milestone in the carveout of CS First Boston with acquisition of The Klein Group LLC[4], the investment banking business of M. Klein & Company LLC to strengthen advisory and capital markets capabilities
▪ Initiated cost transformation actions in 4Q22, which are expected to represent ~80% of targeted CHF ~1.2 bn cost base reduction to be achieved in FY23, with further initiatives underway

Clear strategic priorities for 2023-2024
▪ Transform into new Credit Suisse centered around Wealth Management and Swiss Bank complemented by strong Asset Management and Markets capabilities
▪ Progress towards the carveout of an independent CS First Boston
▪ Accelerate deleveraging and de-risking actions in Non-Core Unit
▪ Simplify organization and exit non-core businesses to improve efficiency and reduce costs
▪ Strengthen business momentum in 2023 and beyond

Media Release Zurich, February 9, 2023

Credit Suisse Group results for 4Q22 and FY22

Reported (CHF mn)	4Q22	3Q22	4Q21	Δ3Q22	Δ4Q21	FY22	FY21	ΔFY21
Net revenues	3,060	3,804	4,582	(20)%	(33)%	14,921	22,696	(34)%
Provision for credit losses	41	21	(20)	-	-	16	4,205	-
Total operating expenses	4,334	4,125	6,266	5%	(31)%	18,163	19,091	(5)%
Pre-tax income/(loss)	(1,315)	(342)	(1,664)	-	-	(3,258)	(600)	-
Income tax expense/(benefit)	82	3,698	416	(98)%	(80)%	4,048	1,026	-
Net income/(loss) attributable to shareholders	(1,393)	(4,034)	(2,085)	-	-	(7,293)	(1,650)	-
Return on tangible equity	(13.5)%	(38.3)%	(20.9)%	-	-	(17.6)%	(4.2)%	-
Cost/income ratio	142%	108%	137%	-	-	122%	84%	-
Net New Assets (NNA)/Net Asset Outflows - CHF bn	(110.5)	(12.9)	1.6	-	-	(123.2)	30.9	-
Assets under Management (AuM) - CHF bn	1,294	1,401	1,614	-	-	1,294	1,614	-

Adjusted* (CHF mn)	4Q22	3Q22	4Q21	Δ3Q22	Δ4Q21	FY22	FY21	ΔFY21
Net revenues	2,964	3,798	4,384	(22)%	(32)%	15,164	22,544	(33)%
Provision for credit losses	41	21	(15)	-	-	171	(102)	-
Total operating expenses	3,938	3,869	4,071	2%	(3)%	16,242	16,047	1%
Pre-tax income/(loss)	(1,015)	(92)	328	-	-	(1,249)	6,599	-
Capital ratios	4Q22	3Q22	4Q21	Δ3Q22	Δ4Q21	FY22	FY21	ΔFY21
CET1 ratio	14.1%	12.6%	14.4%	-	-	14.1%	14.4%	-
Tier 1 leverage ratio	7.7%	6.0%	6.1%	-	-	7.7%	6.1%	-
CET1 leverage ratio	5.4%	4.1%	4.3%	-	-	5.4%	4.3%	-

Net revenues for 4Q22 versus 4Q21 by division

The below charts exclude the Corporate Center, which account for 7% of net revenues for 4Q22 and (2)% of net revenues for 4Q21.

Wealth Management	Wealth Management
Investment Bank	Investment Bank
Swiss Bank	Swiss Bank
Asset Management	Asset Management

Media Release Zurich, February 9, 2023

Summary of 4Q22 performance

Credit Suisse’s performance in 4Q22 was impacted by the challenging economic and market environment, significant deposit and net asset outflows at the beginning of the quarter and the execution of our strategic actions.

Following the Group’s strategy announcement on October 27, 2022, Credit Suisse commenced rapid implementation of actions throughout 4Q22 to build the foundation for the new Credit Suisse. We announced decisive measures to radically restructure the Investment Bank, accelerate cost transformation, and strengthen and reallocate capital, each of which are progressing at pace. Additional detail on the strategic progress made is outlined in a separate section: ‘Executing our strategic transformation – the new Credit Suisse’.

We continue to execute on our strategic actions from a position of capital strength. Our CET1 capital ratio was 14.1% as of the end of 4Q22, up from 12.6% at the end of 3Q22, mainly driven by the capital raises with gross proceeds of CHF ~4.0 bn as well as Risk Weighted Asset (RWA) reductions, partially offset by our net loss. Our Tier 1 leverage ratio and our CET1 leverage ratio increased to 7.7% and 5.4%, respectively, as of the end of 4Q22; this was due to significantly lower leverage exposure, mainly in our Investment Bank (IB), Wealth Management (WM) and Swiss Bank (SB) businesses.

Our average Liquidity Coverage Ratio (LCR) as of the end of 4Q22 improved from lower levels in the quarter to 144%5, compared to an average LCR of 192% as of the end of 3Q22. As previously disclosed, the lower LCR was largely driven by idiosyncratic events at the beginning of the quarter. The LCR has improved from lower levels in the quarter, supported by deleveraging, capital raises, capital market and other funding of CHF ~7 bn6, our client outreach program and other liquidity generating measures.

As previously disclosed, Credit Suisse experienced deposit and net asset outflows in 4Q22 at levels that substantially exceeded the rates incurred in 3Q22. Approximately two thirds of the net asset outflows in the quarter were concentrated in October 2022 and had reduced substantially for the rest of the quarter. Deposit outflows in 4Q22 contributed to ~60% of WM and SB net asset outflows. We have taken comprehensive measures to further increase our client engagement and regain deposits as well as Assets under Management (AuM).

The Group’s overall performance was mainly driven by significantly lower year on year IB revenues. These were impacted by the industry-wide slowdown in capital markets, reduced activity in our sales & trading businesses and reflect the cost of reducing risk and accelerated deleveraging in light of our strategic actions and in response to the Group’s significant deposit outflows in 4Q22. Performance in WM and SB was impacted by lower recurring revenues from lower deposit levels and lower AuM. Asset Management’s (AM) performance year on year was adversely impacted by the challenging macroeconomic environment.

In 4Q22, we saw net revenues decrease by 33% year on year. This was driven by a decline in IB net revenues, down 74%, on a USD basis; a reduction in WM net revenues, down 17%; a decline in AM revenues, down 28%; as well as a decrease in SB net revenues, down 20%. The Corporate Center’s performance in 4Q22 improved year on year with adjusted* net revenues of CHF 186 mn driven by improved Treasury revenue performance.

Reported operating expenses of CHF 4.3 bn were down 31% year on year driven by the goodwill impairment charge in 4Q21 of CHF 1.6 bn and by lower litigation provisions year on year. Reported operating expenses included restructuring expenses of CHF 352 mn and CHF 34 mn of major litigation provisions. Our adjusted* operating expenses of CHF 4.0 bn were down 3% year on year.

We reported a pre-tax loss of CHF 1.3 bn compared to a pre-tax loss of CHF 1.7 bn in 4Q21. Our reported pre-tax loss in 4Q22 included CHF 191 mn of real estate gains, a loss of CHF 77 mn related to our equity investment in Allfunds Group, and a loss of CHF 20 mn related to our equity investment in SIX Group. Our stake in Allfunds Group was sold in October 2022. Our adjusted* pre-tax loss for 4Q22 was CHF 1.0 bn, down compared to adjusted* pre-tax income of CHF 328 mn in 4Q21.

We reported a net loss attributable to shareholders of CHF 1.4 bn, compared to net loss attributable to shareholders of CHF 2.1 bn in 4Q21.

Group AuM stood at CHF 1.3 trn at the end of 4Q22, down CHF 107 bn or 8% from CHF 1.4 trn at the end of 3Q22, due to net asset outflows and adverse FX impact, partly offset by favorable market movements. Group net asset outflows in 4Q22 were CHF 110.5 bn, compared to NNA of CHF 1.6 bn in 4Q21.

_______________________________________________________________________________________________________________________________________________________________________________________________________________________________
Summary of FY22 performance

Our performance in 2022 underscores the importance of our forward focus on radically transforming the bank, efficiently reducing risk, lowering our cost base, strengthening our capital position and playing to our strengths and core franchises. The Group continues to execute on the decisive strategic actions detailed on October 27, 2022, to create a simpler, more focused, stable bank built around the needs of our clients – a new Credit Suisse.

For the full year ending December 31, 2022, we saw net revenues decrease by 34% year on year, driven by a decline in IB net revenues, down 55% on a USD basis, and a decline in WM net revenues, down 30%. We also saw a decrease in AM net revenues, down 14% year on year and in SB revenues which were down 5% year on year. Our reported net revenues of CHF 14.9 bn included real estate gains of CHF 368 mn and a valuation loss of CHF 586 mn related to our equity investment in Allfunds Group.

We reported operating expenses of CHF 18.2 bn, down 5% year on year, which included major litigation provisions of CHF 1.3 bn and restructuring expenses CHF 533 mn. Our FY22 adjusted* operating expenses of CHF 16.2 bn were below previous guidance of CHF ~16.5-17.0 bn, and up 1% year-on-year. The full impact of the cost transformation actions taken in 4Q22 are expected to be seen in FY23.

We reported a pre-tax loss of CHF 3.3 bn for FY22, compared to a pre-tax loss of CHF 600 mn for FY21. Our adjusted* pre-tax loss for FY22 was CHF 1.3 bn, which compares to an exceptionally strong adjusted* pre-tax income of CHF 6.6 bn for FY21.

Our reported net loss attributable to shareholders for FY22 is CHF 7.3 bn, compared to a net loss attributable to shareholders of CHF 1.7 bn in FY21. The net loss attributable to shareholders for FY22 included an impairment of deferred tax assets related to our strategic review of CHF 3.7 bn taken in 3Q22.

Our Group net asset outflows for FY22 were CHF 123.2 bn, compared to NNA of CHF 30.9 bn for the same period in 2021.

Media Release Zurich, February 9, 2023

Outlook
Credit Suisse continues to execute on its strategic transformation at pace and confirms the targets announced at the October 2022 strategy update. We have strengthened our capital position with a 4Q22 CET1 ratio of 14.1%. We have improved our average Liquidity Coverage Ratio to 144% from lower levels in the quarter[7]. We have also accelerated our cost transformation program and continued to execute on the decisive strategic actions announced on October 27, 2022. We have accelerated the proactive deleveraging of non-core businesses and exposures as well as progressed on the announced sale of a significant part of our Securitized Products Group (SPG) to entities and funds managed by affiliates of Apollo Global Management. The reduction in the SPG portfolio has already achieved approximately two-thirds of its targeted asset reduction since 3Q22, with the first closing of the transaction with Apollo Global Management completed on February 8, 2023, subject to regulatory approvals. After this first closing, Credit Suisse is expecting to recognize the full pre-tax gain on the sale of approximately USD 0.8 bn, representing a CET1 ratio benefit of ~30 basis points to be booked in 1Q23. The sale is expected to be completed in 1H23. The actions we are taking are expected to further strengthen liquidity ratios and reduce the funding requirements of the Group. The bank’s cost transformation is well under way and actions already initiated by Credit Suisse in 4Q22 are expected to represent ~80% of the 2023 cost base reduction target of approximately CHF 1.2 bn, with further initiatives underway.

Our financial results for 2022 were significantly affected by the challenging macro and geopolitical environment with market uncertainty and client risk aversion. This environment has had an adverse impact on client activity across all our divisions. While we would expect these market conditions to continue in the coming months, we have taken comprehensive measures to further increase our client engagement, regain deposits as well as AuM and improve cost efficiencies.

As previously disclosed, Credit Suisse experienced deposit and net asset outflows in 4Q22. While these outflows were significant, approximately two thirds of the outflows in the quarter were concentrated in October and had reduced substantially for the rest of the quarter. While the bank continues to take proactive actions to regain client inflows, lower deposits and AuM are expected to lead to reduced net interest income and recurring commissions and fees. While this is likely to lead to a loss for WM in the 1Q23, performance for the remainder of 2023 will depend on our ability to execute our strategy, net asset flows and market conditions.

Strategic actions taken to significantly reduce the Group’s risk profile are expected to be reflected in our financial results and given the challenging market backdrop, we would expect the IB to report a loss in 1Q23. In light of the adverse revenue impact from the previously disclosed exit from non-core businesses and exposures as well as, in particular restructuring charges related to our cost transformation, Credit Suisse would also expect the Group to report a substantial loss before taxes in 2023. The Group’s actual results will depend on a number of factors including the performance of the IB and WM divisions, the continued exit of non-core positions, any goodwill impairments, litigation, regulatory actions, credit spreads and related funding costs, and the outcome of certain other items, including potential real estate sales. We estimate restructuring expenses for 2023 of CHF ~1.6 bn and 2024 of CHF ~1.0 bn, unchanged from previous guidance[8]. In respect of regulatory capital, the Group continues to target a 2025 pre-Basel III reform CET1 ratio of more than 13.5%, while expecting to maintain a pre-Basel III reform CET1 ratio of at least 13% throughout the transformation period through 2025.

Media Release Zurich, February 9, 2023

Executing our strategic transformation – the new Credit Suisse

Credit Suisse is executing on its three-year strategic plan to establish a new Credit Suisse with a more integrated business model that is a trustworthy partner and delivers value for all stakeholders. Since October 27, 2022, when we announced the strategic transformation of the Group, we have taken steps to strengthen our balance sheet and reduce risk; we continue to engage clients proactively and access the public and private markets. The Group plans to continue to execute on the decisive strategic actions to return to the bank’s core strengths. We will build on our leading WM and SB franchises, with strong AM and Markets capabilities.

Summary of strategic achievements in 4Q22 and early 2023:

▪
Completed our capital raises with gross proceeds of CHF ~4 bn, marking a significant milestone on our transformation journey. Through the capital raises we strengthened our CET1 ratio by approximately 147 bps[9], enabling us to progress with our strategic actions from a position of capital strength. Our CET1 capital ratio was 14.1% as of the end of 4Q22, up from 12.6% at the end of 3Q22

▪
Announced that we have entered into definitive transaction agreements to sell a significant part of SPG to entities and funds managed by affiliates of Apollo Global Management. With the execution of the first closing of the transaction, we have achieved USD ~35 bn asset reduction in SPG and other related financing businesses since the end of 3Q22, or approximately two-thirds of the targeted asset reduction

▪
Successfully executed our funding plan for 2022; completed debt issuances of CHF ~10 bn since October 27, 2022, including issuance of over USD 5 bn through three bond sales in November and December 2022, which saw strong investor demand

▪
Accelerated cost transformation is well under way. The cost actions already initiated as of December 2022, are expected to represent ~80% of the 2023 cost base reduction target of approximately CHF ~1.2 bn, with further initiatives in progress. The number of employees reduced by ~4% in 4Q22, including notified reductions in workforce[10]. We have also reduced contractor headcount by ~30% and consultant headcount by ~20% in 4Q22

▪
Total RWA reduced QoQ by CHF 23 bn in 4Q22. The decline is mainly related to deleveraging in the Investment Bank of CHF ~5 bn and CHF ~9 bn in WM and SB, in light of our strategic actions and in response to the Group’s significant deposit outflows in 4Q22

▪
Successful establishment of our Capital Release Unit, on January 1, 2023, which includes the NCU. Progressing the Group’s de-risking activity with RWA reduction of USD ~5 bn and leverage reduction of USD ~15 bn11 in 4Q22. De-risking activity generated USD ~10 bn of liquidity in 4Q22

Throughout 2023, it is our intention to continue to deliver on strategic actions by:

▪
Capitalizing on the strength of our WM franchise and reinvigorating growth; reinforcing SB’s leading position as a universal bank. Leveraging our strong and differentiated capabilities in AM and Markets to complement the core

▪
The full SPG transaction with Apollo Global Management[12] is expected to close in 1H23, subject to regulatory approvals. Following the first closing, we are now expecting to recognize the full pre-tax gain on the sale of USD ~0.8 bn, representing CET1 ratio benefit ~30 basis points to be booked in 1Q23. We expect that the transaction will reduce liquidity requirements, RWA, leverage exposure and other risk metrics and expect to deliver further CET1 accretion.

▪
As we reduce residential mortgage-backed securities (RMBS) exposures and activity as part of our announced strategy towards a managed exit from the SPG business and to de-risk the bank, we anticipate, based on ongoing regulatory discussions, that operational risk RWA associated with historical RMBS activity will decrease

▪
Advancing on the carveout of CS First Boston as a distinct, leading independent capital markets and advisory business. Acquisition of The Klein Group LLC[13], the investment banking business of M. Klein & Company LLC to strengthen CS First Boston’s advisory and capital markets capabilities; additional revenue opportunities from Credit Suisse’s complementary strengths

▪
Maintaining strong expense discipline by continuing our cost transformation measures throughout 2023, with an aim to deliver CHF ~1.2 bn reduction in the cost base for FY23. We estimate restructuring expenses for 2023 of CHF ~1.6 bn and 2024 of CHF ~1.0 bn, unchanged from previous guidance[14]

▪	Group-wide review of Credit Suisse’s organizational set up to reduce layers and duplication across divisions and functions, which we expect will support a more effective, less complex design

▪	Detailed review of all aspects of third party spend to drive further efficiencies across divisions and functions including but not limited to real estate footprint and procurement

▪
Group’s overall funding needs expected to reduce over time as a result of strategic transformation in line with balance sheet reduction; 2023 funding plan of up to CHF ~17 bn against CHF 22 bn of redemptions

▪	Strengthening capital and leverage ratios through planned divestments as well as RWA and leverage exposure reductions from the NCU

Media Release Zurich, February 9, 2023

Divisional summaries

Wealth Management (WM)
Adjusted* pre-tax income/loss QoQ in CHF million
4Q22
On an adjusted* basis, WM had a pre-tax loss of CHF 155 mn, down year on year from a pre-tax income of CHF 138 mn, as client asset outflows and sentiment weighed on revenues, combined with higher costs. The reported pre-tax loss for the quarter of CHF 199 mn, included a real estate sale gain of CHF 122 mn, losses related to the equity investments in Allfunds Group and SIX Group of CHF 77 mn and CHF 10 mn, respectively, as well as restructuring expenses of CHF 73 mn.

WM had reported net revenues of CHF 1.1 bn, down 17% year on year. Adjusted* net revenues of CHF 1.1 bn were down 18%. Net interest income was down 17% year on year, mainly reflecting lower volumes for deposits and loans, including the related adverse impacts of lower funding benefits, and interest rate management costs. Recurring commissions and fees were also down 17%, mainly reflecting lower average AuM. Finally, transaction and performance-based revenues were down 20% year on year, mainly due to subdued client activity, lower corporate advisory fees and mark-to-market losses in APAC Financing of CHF 31 mn15.

WM had higher adjusted* operating expenses of CHF 1.3 bn, up 5%, mainly due to higher general and administrative expenses, reflecting higher allocated corporate function costs.

WM had net asset outflows of CHF 92.7 bn in 4Q22. Approximately two thirds of net asset outflows for the quarter were in October 2022, with ~60% of net asset outflows driven by deposit outflows. WM reported AuM of CHF 540 bn, compared to CHF 743 bn as of the end of 4Q21 and CHF 635 bn as of the end of 3Q22. The decrease in AuM quarter on quarter was mainly driven by net asset outflows across all regions.

Adjusted* pre-tax income YoY in CHF billion
FY22
On an adjusted* basis, WM had a pre-tax income of CHF 249 mn, down 86% year on year. This was driven by lower revenues across transaction- and performance-based revenues, recurring commissions and fees, the revenue impact of the outflows in 4Q22, as well as higher operating expenses. WM’s adjusted* pre-tax income was adversely impacted by an impairment of IT-related assets of CHF 183 mn, following a review of WM’s technology and platform strategy throughout 2022, and mark-to-market losses in APAC Financing Group of CHF 121 mn16. The reported pre-tax loss for FY22 of CHF 631 mn, included a real estate sale gain of CHF 147 mn, losses related to the equity investment in Allfunds Group and SIX Group of CHF 588 mn and CHF 17 mn, respectively, as well as major litigation provisions of CHF 306 mn and restructuring expenses of CHF 109 mn.

WM had reported net revenues of CHF 5.0 bn, down 30% year on year. Adjusted* net revenues of CHF 5.4 bn were down 15%. Transaction- and performance-based revenues were down 30% year on year, mainly due to lower brokerage and product issuing fees and lower Global Trading Solutions (GTS) revenues. Recurring commissions and fees were down 13%, mainly reflecting lower average AuM. Net interest income was flat year on year, as higher margin on deposits offset the impact of lower volumes for deposits and loans and the adverse impact of higher funding and higher interest rate management costs.

WM had higher adjusted* operating expenses, up 12%, mainly due to higher general and administrative expenses.

WM had net asset outflows of CHF 95.7 bn in FY22 driven by outflows across all regions, reflecting significant outflows in 4Q22. AuM was down CHF 202 bn year on year, mainly driven by net asset outflows, unfavorable market movements and structural effects, including reclassifications of CHF 17.6 bn related to the sanctions imposed in connection with Russia’s invasion of Ukraine.

Media Release Zurich, February 9, 2023

Swiss Bank (SB)
Adjusted* pre-tax income QoQ in CHF million
4Q22
SB had a resilient 4Q22 despite being negatively impacted by normalizing provisions and compensation expenses. On an adjusted* basis, SB had a pre-tax income of CHF 259 mn, down 41% year on year, reflecting decreased net revenues, higher operating expenses and normalizing provision for credit losses of CHF 28 mn, at 7 basis points of our net loans. SB had higher adjusted* operating expenses, up 6%, due to increased compensation expenses, mainly reflecting higher deferral of compensation in 4Q21. SB’s adjusted* cost to income ratio was 69%.

SB’s reported net revenues were CHF 972 mn, down 20% year on year; adjusted* net revenues were down 10%. Net interest income decreased by 11% year on year with higher deposit income more than offset by decreased income from loans and lower SNB threshold benefits from the SNB increase of interest rates; on a QoQ basis, net interest income is stable. Recurring commissions and fees were down 10% reflecting lower average AuM. Transaction-based revenues were down 18%, mainly driven by equity investments[17]; excluding those, transaction-based revenues would have been down 8% due to lower client activity.

SB had net asset outflows of CHF 8.3 bn mainly driven by outflows in private clients. The division’s AuM as of the end of 4Q22 were CHF 526 bn, stable compared to CHF 527 bn at the end of 3Q22, mainly reflecting net asset outflows and unfavorable foreign exchange-related movements, offset by favorable market movements.

Adjusted* pre-tax income YoY in CHF billion
FY22
On an adjusted* basis, SB had a pre-tax income of CHF 1.4 bn, down 19% year on year, mainly driven by lower net revenues down 4% and provision for credit losses of CHF 90 mn. Adjusted* operating expenses were up 2%, reflecting Group-wide risk, compliance and technology costs, higher occupancy expenses as well as targeted advertising and marketing campaigns, while compensation expenses were stable. SB’s adjusted* cost to income ratio was 62%.

SB’s reported net revenues were CHF 4.1 bn, down 5% year on year; adjusted* net revenues were down 4% mainly driven by lower net interest income, down 5%, primarily reflecting lower SNB threshold benefits from the SNB increase of interest rates, and lower loan income, partially offset by higher deposit income. Transaction-based revenues were down 9%, mainly driven by equity investments[18] and gains related to IBOR transition[19], excluding those, transaction-based revenues would have been down 3%. Recurring commissions and fees were flat year on year.

SB had net asset outflows of CHF 5.4 bn for FY22 driven by outflows in private clients, partially offset by inflows in institutional clients. SB’s AuM were CHF 72 bn lower year on year, mainly driven by unfavorable market movements and net asset outflows.

Media Release Zurich, February 9, 2023

Asset Management (AM)
Adjusted* pre-tax income QoQ in CHF million
4Q22
AM’s performance continued to be adversely affected by the challenging macro-environment. On an adjusted* basis, AM had a pre-tax loss of CHF 15 mn for 4Q22, down year on year compared to a pre-tax income of CHF 93 mn in 4Q21. The adjusted* pre-tax loss was driven by lower net revenues. Adjusted* operating expenses were down 3% mainly reflecting lower expenses related to the Supply Chain Finance Funds matter and reduced commission expenses, partly offset by an increase in compensation and benefits.

AM’s reported net revenues were down 28% year on year at CHF 286 mn. The decrease in net revenues was due to lower performance, transaction and placement revenues, down 68% year on year, mainly reflecting lower placement fees and investment-related losses. Management fees were down 19%, reflecting a combination of the 16% decline in AuM year on year as well as increased investor bias towards passive products. AM saw higher investment and partnership income, up 32% year on year, mainly due to equity participation gains, including the gain from the disposal of the Group’s interest in Energy Infrastructure Partners AG, partially offset by reduced performance fees.

AM had net asset outflows of CHF 11.7 bn for the quarter across driven by outflows from traditional investments, primarily related to outflows in multi-asset solutions, index solutions and fixed income; from investments and partnerships, primarily related to an emerging markets joint venture; and from alternative investments, primarily related to outflows in credit. AM had AuM of CHF 402 bn at the end of 4Q22, down 16% year on year or CHF 75 bn, of which CHF ~50 bn was due to market and FX-related movements.

Adjusted* pre-tax income YoY in CHF million
FY22
On adjusted* basis, AM had a pre-tax income of CHF 171 mn for FY22, down 64% year on year, primarily driven by lower net revenues. Adjusted* operating expenses were down 1% primarily due to reduced professional services fees related to the wind down and administration of the Supply Chain Finance Funds as well as reduced commission expenses.

AM’s reported net revenues were down 14% year on year at CHF 1.3 bn driven by decreased performance, transaction and placement revenues and declining management fees, partially offset by higher investment and partnership income. The decrease in net revenues was due to lower performance, transaction and placement revenues, down 66% year on year, reflecting primarily investment related losses as opposed to gains in 2021, reduced placement fees and decreasing performance fees. Net revenues also reflected reduced management fees, down 11%, due to lower average AuM and increased investor bias towards passive products. These were partly offset by higher investment and partnerships income, primarily driven by an impairment of CHF 113 mn related to our non-controlling interest in York Capital Management in FY21. Adjusted* net revenues were down 20% year on year.

AM had net asset outflows of CHF 22.6 bn for FY22 across traditional investments and alternative investments, partially offset by investments and partnerships.

Media Release Zurich, February 9, 2023

Investment Bank (IB)
Adjusted* pre-tax income/loss QoQ in USD million
4Q22
On an adjusted* basis, the IB posted a pre-tax loss of USD 1.3 bn, up compared to a pre-tax loss of USD 184 mn in 4Q21, reflecting lower net revenues of USD 465 mn, down 74% year on year, amid challenging market conditions driven by higher volatility as well as muted primary issuance and widened credit spreads. IB’s performance also reflected the impact of accelerated deleveraging in light of our strategic actions and in response to the Group’s significant deposit outflows in 4Q22. The reported pre-tax loss was USD 1.5 bn, compared to a reported pre-tax loss of USD 2.2 bn in 4Q21. Reported operating expenses were down 51% year on year, as 4Q21 included a goodwill impairment charge of USD 1.8 bn. Adjusted* operating expenses were down 15% year on year, primarily due to lower compensation and benefits as well as lower revenue-related expenses.

Capital Markets revenues decreased 66% year on year as muted primary issuance and macro conditions continued to weigh on client sentiment. Advisory revenues were down 47% year on year in line with reduced industry-wide deal closings. Combined, Capital Markets and Advisory revenues decreased 59% year on year, in line with the reduced street-wide fees across products[20]. Revenues in our Fixed Income Sales & Trading business were down 84%, as continued strength in Macro was offset by a substantial decline in Securitized Products and Global Credit Products largely due to the strategic actions taken in the quarter. Equity Sales & Trading revenues declined by 96% year on year reflecting less favorable market conditions compared to 4Q21. Results also reflect the impact of our strategic actions, a slowdown in client activity due in part to the Group’s credit rating downgrades and the exit of Prime Services on Equity Derivatives and Cash Equities.

For 4Q22, we significantly reduced capital usage in the IB. Risk-weighted assets were down 13% year on year at USD 80 bn and Leverage Exposure was down 40% year on year, at USD 229 bn, due to lower high-quality liquid assets (HQLA) reflecting reductions in cash held at central banks and reductions in non-cash HQLA relating to the significant deposit outflows the Group experienced in 4Q22 and business reductions.

Adjusted* pre-tax income/loss YoY in USD billion
FY22
On an adjusted* basis, the IB posted a significant pre-tax loss of USD 2.8 bn, down significantly year on year, reflecting extremely challenging market conditions, particularly in our capital markets business and the impact of our restructuring of the IB. The reported pre-tax loss was USD 3.3 bn, mainly driven by significantly lower revenues. The division’s reported net revenues were USD 4.8 bn for FY22, down 55% year on year; on an adjusted* basis, net revenues were down 58%, largely due to significantly lower capital markets and fixed income sales and trading revenues as well as lower equity sales and trading revenues. Reported operating expenses were down 18%, mainly reflecting the goodwill impairment of USD 1.8 bn in FY21. Adjusted* operating expenses were down 5% year on year, primarily due to lower compensation and benefits.

Capital Markets revenues decreased 80% year on year, impacted by significantly challenged primary issuance. Advisory revenues were down 26% year on year due to lower announced deals in the year. Revenues in our Fixed Income Sales & Trading business were down 47% from FY21 and reflected the impact of our strategic actions to de-risk the business and reduce capital in light of our announced strategy. On an adjusted* basis, Equity Sales & Trading[21] revenues declined by 54% driven by lower revenues across all products, particularly in Equity Derivatives, and also reflecting the exit of Prime Services[22].

Media Release Zurich, February 9, 2023

Progress on our sustainability ambitions and strategy

Credit Suisse has continued to focus on its sustainability strategy, driving activity across divisions and functions in 4Q22. The bank continues to emphasize the importance of sustainability as a core element of its value proposition for its clients, shareholders, employees and society.

Summary of recent sustainability-related activity:
▪
4Q22 AuM, classified under Credit Suisse’s Sustainable Investment Framework as Exclusion, Integration, Thematic or Impact, of CHF 132 bn, compared to CHF 150 bn in 4Q21, on the same basis, resulting in a penetration of 10.2% of total AuM as of December 31, 2022, compared to 9.3% as of the end of 4Q21

▪	Number of WM funds classified according to Credit Suisse’s Sustainable Investment Framework[23] increased to 171 as of the end of 4Q22 compared to 156 at the end of 4Q21

▪	Credit Suisse’s bond for The Nature Conservancy's blue loan for Belize, won Capital Monitor’s Most Innovative Sustainable Bond category in their inaugural Sustainable Banking Awards in December 2022

▪
In December we published a dedicated Climate Action Plan for Credit Suisse AM and Investment Solutions & Sustainability within WM, which details the divisions’ goal to achieve net zero across their investment portfolios by 2050, as well as a 2030 interim goal for a 50% reduction in investment-associated emissions in intensity terms compared to 2019. We continue to review our policies and approach

▪
The 2022 Sustainability Report, which is scheduled for publication on March 9, 2023, will provide further highlights for FY22 such as our progress towards the previously communicated Sustainable Finance, Net Zero and Diversity & Inclusion ambitions

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

The Earnings Release and Presentation for 4Q22 and FY22 are available to download from 06:45 CET today at:
www.credit-suisse.com/results

Presentation of 4Q22 and FY22 results
Thursday, February 9, 2023

Event	4Q22 Analyst and Investor Call	4Q22 Media Call
Time	08:15 CET (Zurich) 07:15 GMT (London) 02:15 EST (New York)	10:30 CET (Zurich) 09:30 GMT (London) 04:30 EST (New York)
Language	English	English
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Switzerland: +41 58 310 51 26
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Reference:
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Reference:
Credit Suisse Media Call

Conference ID:
20220715

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Abbreviations
AM – Asset Management; APAC – Asia Pacific; AuM – assets under management; bn – billion; CET1 – common equity tier 1; CHF – Swiss francs; ESG – Environmental, Social and Governance; FINMA – Swiss Financial Market Supervisory Authority FINMA; FTE – Full time equivalent; FX – Foreign Exchange; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; HQLA – high-quality liquid assets; IB – Investment Bank; IBOR – interbank offered rates; IT – Information Technology; LCR – Liquidity Coverage Ratio; mn – million; M&A – Mergers & Acquisitions; NCU – Non-Core Unit; NNA – net new assets; QoQ – Quarter on Quarter; RMBS – Residential mortgage-backed securities; RWA – risk-weighted assets; SB – Swiss Bank; SNB – Swiss National Bank; SCFF – Supply Chain Finance Funds; SEC – US Securities and Exchange Commission; SIX – SIX Group; SPG – Securitized Product Group; trn – trillion; UK – United Kingdom; US – United States; USD – US dollar; WM – Wealth Management; YoY – Year on Year

Important information
This document contains select information from the full 4Q22 Earnings Release and 4Q22 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 4Q22 Earnings Release and 4Q22 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 4Q22 Earnings Release and 4Q22 Results Presentation slides are not incorporated by reference into this document.

Credit Suisse has not finalized restated historical information according to its new divisional structure and Credit Suisse’s independent registered public accounting firm has not reviewed such information. Accordingly, the preliminary information contained in this presentation is subject to completion of ongoing procedures, which may result in changes to that information, and you should not place undue reliance on this preliminary information.

Credit Suisse has not finalized its 2022 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this document is subject to completion of year-end procedures, which may result in changes to that information.

This document contains certain unaudited interim financial information for the first quarter of 2023. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2023 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2023. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2023 will be included in our 1Q23 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of or the full first quarter of 2023.

Our cost base target is measured using adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments.

We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations, as well as any other forward-looking statements described as targets or projections, are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, including as a result of our recently announced strategy initiatives, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations, targets, projections or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.

Unless otherwise noted, all such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments, aspirations, targets and projections are for the full year indicated or as of the end of the year indicated, as applicable.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives, aspirations and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. Adjusted return on tangible equity excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. For end 4Q22, tangible shareholders’ equity excluded goodwill of CHF 2,903 million and other intangible assets of CHF 458 million from total shareholders’ equity of CHF 45,129 million as presented in our balance sheet. For end-3Q22, tangible shareholders’ equity excluded goodwill of CHF 3,018 million and other intangible assets of CHF 424 million from total shareholders’ equity of CHF 43,267 million as presented in our balance sheet. For end 4Q21, tangible shareholders’ equity excluded goodwill of CHF 2,917 million and other intangible assets of CHF 276 million from total shareholders’ equity of CHF 43,954 million as presented in our balance sheet.

Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, CET1 leverage ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

*Refers to results excluding certain items included in our reported results. These are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release.

1 Calculated using a three-month average, which is calculated on a daily basis
2 The Non-Core Unit was established on January 1, 2023; Credit Suisse is providing historical information under the new divisional structure, which is a preliminary estimate based on management accounts and is subject to change
3 Refers to entities and funds managed by affiliates of Apollo Global Management
4 The registered broker-dealer business of M. Klein & Company LLC
5 Calculated using a three-month average, which is calculated on a daily basis
6 Reflects long-term and short-term funding during 4Q22
7 Average Liquidity Ratio is calculated a three-month average, which is calculated on a daily basis
8 Estimates and assumptions are based on currently available information, beliefs and expectations of management and the actuals may differ
9 Basis points impact calculated based on the net proceeds
10 FTE reduction includes notified reductions in workforce who were on the payroll as end of 4Q22
11 Excluding the impact from reductions in HQLA allocations
12 Refers to entities and funds managed by affiliates of Apollo Global Management
13 The registered broker-dealer business of M. Klein & Company LLC
14 Estimates and assumptions are based on currently available information, beliefs and expectations of management and the actuals may differ
15 4Q22 mark-to-market losses of CHF 31 mn (net of CHF (17) mn of hedges)
16 FY22 mark-to-market losses of CHF 121 mn (net of CHF (11) mn of hedges)
17 Gain/(loss) on equity investments of CHF (8) mn in 4Q22 and CHF 6 mn in 4Q21
18 Gain/(loss) on equity investments of CHF (13) mn in 2022 and CHF 7 mn in 2021
19 Gain related to IBOR transition of CHF 1 mn in 2022 and CHF 16 mn in 2021
20 Source: Dealogic (Global) as of December 31, 2022
21 Excludes Archegos gains of USD 19 mn and losses of USD 518 mn from Equity Sales & Trading revenues in 2022 and 2021
22 Includes Index Access and APAC Delta One
23 Includes funds of our Wealth Management Lead Offering, that as of December 31 2022, have been classified under Credit Suisse’s Sustainable Investment Framework as Exclusion, Integration, Thematic or Impact

Appendix
Appendix
Key metrics
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Credit Suisse Group results (CHF million)
Net revenues	3,060	3,804	4,582	(20)	(33)	14,921	22,696	(34)
Provision for credit losses	41	21	(20)	95	–	16	4,205	(100)
Compensation and benefits	2,062	1,901	2,145	8	(4)	8,813	8,963	(2)
General and administrative expenses	1,710	1,919	2,182	(11)	(22)	7,782	7,159	9
Commission expenses	210	250	283	(16)	(26)	1,012	1,243	(19)
Goodwill impairment	0	–	1,623	–	(100)	23	1,623	(99)
Restructuring expenses	352	55	33	–	–	533	103	417
Total other operating expenses	2,272	2,224	4,121	2	(45)	9,350	10,128	(8)
Total operating expenses	4,334	4,125	6,266	5	(31)	18,163	19,091	(5)
Loss before taxes	(1,315)	(342)	(1,664)	285	(21)	(3,258)	(600)	443
Income tax expense	82	3,698	416	(98)	(80)	4,048	1,026	295
Loss attributable to shareholders	(1,393)	(4,034)	(2,085)	(65)	(33)	(7,293)	(1,650)	342
Balance sheet statistics (CHF million)
Total assets	531,358	700,358	755,833	(24)	(30)	531,358	755,833	(30)
Risk-weighted assets	250,540	273,598	267,787	(8)	(6)	250,540	267,787	(6)
Leverage exposure	650,551	836,881	889,137	(22)	(27)	650,551	889,137	(27)
Assets under management and net new assets (CHF billion)
Assets under management	1,293.6	1,400.6	1,614.0	(7.6)	(19.9)	1,293.6	1,614.0	(19.9)
Net new assets/(net asset outflows)	(110.5)	(12.9)	1.6	–	–	(123.2)	30.9	–
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	14.1	12.6	14.4	–	–	14.1	14.4	–
CET1 leverage ratio	5.4	4.1	4.3	–	–	5.4	4.3	–
Tier 1 leverage ratio	7.7	6.0	6.1	–	–	7.7	6.1	–

Appendix
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	3,060	3,804	4,582	14,921	22,696
Real estate (gains)/losses	(191)	0	(224)	(368)	(232)
(Gains)/losses on business sales	0	0	(13)	4	29
Major litigation recovery	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	69
(Gain)/loss on equity investment in Allfunds Group	75	(10)	(31)	586	(622)
(Gain)/loss on equity investment in SIX Group AG	20	0	70	34	70
(Gain)/loss on equity investment in Pfandbriefbank	0	(6)	0	(6)	0
Impairment on York Capital Management	0	10	0	10	113
Archegos	0	0	0	(17)	470
Adjusted net revenues	2,964	3,798	4,384	15,164	22,544
Provision for credit losses	41	21	(20)	16	4,205
Archegos	0	0	5	155	(4,307)
Adjusted provision for credit losses	41	21	(15)	171	(102)
Total operating expenses	4,334	4,125	6,266	18,163	19,091
Goodwill impairment	–	0	(1,623)	(23)	(1,623)
Restructuring expenses	(352)	(55)	(33)	(533)	(103)
Major litigation provisions	(34)	(178)	(514)	(1,299)	(1,221)
Expenses related to real estate disposals	0	(15)	(11)	(24)	(56)
Expenses related to equity investment in Allfunds Group	(2)	0	0	(2)	(20)
Archegos	(8)	(8)	(14)	(40)	(21)
Adjusted total operating expenses	3,938	3,869	4,071	16,242	16,047
Income/(loss) before taxes	(1,315)	(342)	(1,664)	(3,258)	(600)
Adjusted income/(loss) before taxes	(1,015)	(92)	328	(1,249)	6,599
Adjusted economic profit	(1,798)	(1,122)	(842)	(5,089)	808
Adjusted return on tangible equity (%)	(9.6)	(35.2)	(1.0)	(12.3)	11.2

Appendix
Wealth Management
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Results (CHF million)
Net revenues	1,144	1,365	1,377	(16)	(17)	4,952	7,031	(30)
Provision for credit losses	(11)	7	(7)	–	57	9	0	–
Total operating expenses	1,354	1,337	1,227	1	10	5,574	4,724	18
Income/(loss) before taxes	(199)	21	157	–	–	(631)	2,307	–
Metrics
Economic profit (CHF million)	(316)	(168)	(68)	88	365	(1,186)	969	–
Cost/income ratio (%)	118.4	97.9	89.1	–	–	112.6	67.2	–
Assets under management (CHF billion)	540.5	635.4	742.6	(14.9)	(27.2)	540.5	742.6	(27.2)
Net new assets/(net asset outflows) (CHF billion)	(92.7)	(6.4)	(2.9)	–	–	(95.7)	10.5	–
Gross margin (annualized) (bp)	79	83	73	–	–	75	94	–
Net margin (annualized) (bp)	(14)	1	8	–	–	(10)	31	–
Reconciliation of adjustment items
	Wealth Management
in	4Q22	3Q22	4Q21	2022		2021
Results (CHF million)
Net revenues	1,144	1,365	1,377	4,952		7,031
Real estate (gains)/losses	(122)	0	(19)	(147)	[1]	(19)
(Gains)/losses on business sales	0	0	(17)	4		24
Major litigation recovery	0	0	0	0		(49)
(Gain)/loss on equity investment in Allfunds Group	75	(10)	(31)	586		(622)
(Gain)/loss on equity investment in SIX Group AG	10	0	35	17		35
Adjusted net revenues	1,107	1,355	1,345	5,412		6,400
Provision for credit losses	(11)	7	(7)	9		0
Total operating expenses	1,354	1,337	1,227	5,574		4,724
Restructuring expenses	(73)	(11)	(7)	(109)		(19)
Major litigation provisions	(6)	(54)	(3)	(306)		(62)
Expenses related to real estate disposals	0	(2)	(3)	(3)		(7)
Expenses related to equity investment in Allfunds Group	(2)	0	0	(2)		(20)
Adjusted total operating expenses	1,273	1,270	1,214	5,154		4,616
Income/(loss) before taxes	(199)	21	157	(631)		2,307
Adjusted income/(loss) before taxes	(155)	78	138	249		1,784
Adjusted economic profit	(282)	(126)	(82)	(526)		578
Adjusted return on regulatory capital (%)	(5.5)	2.5	4.5	2.1		14.2
1 Of which CHF 142 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Appendix
Investment Bank
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Results (CHF million)
Net revenues	454	1,106	1,666	(59)	(73)	4,607	9,908	(54)
Provision for credit losses	23	(6)	(7)	–	–	(84)	4,209	–
Total operating expenses	1,889	1,778	3,661	6	(48)	7,807	9,172	(15)
Loss before taxes	(1,458)	(666)	(1,988)	119	(27)	(3,116)	(3,473)	(10)
Metrics
Economic profit (CHF million)	(1,420)	(873)	(1,897)	63	(25)	(3,810)	(4,347)	(12)
Cost/income ratio (%)	416.1	160.8	219.7	–	–	169.5	92.6	–
Results (USD million)
Net revenues	465	1,136	1,820	(59)	(74)	4,847	10,836	(55)
Provision for credit losses	24	(6)	(8)	–	–	(94)	4,468	–
Total operating expenses	1,965	1,833	4,002	7	(51)	8,187	10,040	(18)
Loss before taxes	(1,524)	(691)	(2,174)	121	(30)	(3,246)	(3,672)	(12)
Net revenue detail
in / end of	4Q22	3Q22	4Q21	2022	2021
Net revenue detail (USD million)
Fixed income sales and trading	81	558	504	2,063	3,861
Equity sales and trading	15	248	403	1,150	1,959
Capital markets	200	99	585	803	3,923
Advisory and other fees	175	232	331	818	1,106
Other revenues	(6)	(1)	(3)	13	(13)
Net revenues	465	1,136	1,820	4,847	10,836

Appendix
Reconciliation of adjustment items
	Investment Bank
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	454	1,106	1,666	4,607	9,908
Real estate (gains)/losses	0	0	0	(53)	0
Archegos	0	0	0	(17)	470
Adjusted net revenues	454	1,106	1,666	4,537	10,378
Provision for credit losses	23	(6)	(7)	(84)	4,209
Archegos	0	0	5	155	(4,307)
Adjusted provision for credit losses	23	(6)	(2)	71	(98)
Total operating expenses	1,889	1,778	3,661	7,807	9,172
Goodwill impairment	0	0	(1,623)	(23)	(1,623)
Restructuring expenses	(201)	(30)	(25)	(327)	(71)
Major litigation provisions	(41)	0	(149)	(232)	(149)
Expenses related to real estate disposals	0	(12)	(8)	(20)	(44)
Archegos	(8)	(8)	(19)	(40)	(26)
Adjusted total operating expenses	1,639	1,728	1,837	7,165	7,259
Income/(loss) before taxes	(1,458)	(666)	(1,988)	(3,116)	(3,473)
Adjusted income/(loss) before taxes	(1,208)	(616)	(169)	(2,699)	3,217
Adjusted economic profit	(1,233)	(835)	(533)	(3,497)	670
Adjusted return on regulatory capital (%)	(33.0)	(14.9)	(3.8)	(16.4)	16.9
Reconciliation of adjustment items
	Investment Bank
in	4Q22	3Q22	4Q21	2022	2021
Results (USD million)
Net revenues	465	1,136	1,820	4,847	10,836
Real estate (gains)/losses	0	0	0	(57)	0
Archegos	0	0	0	(19)	518
Adjusted net revenues	465	1,136	1,820	4,771	11,354
Provision for credit losses	24	(6)	(8)	(94)	4,468
Archegos	0	0	5	167	(4,577)
Adjusted provision for credit losses	24	(6)	(3)	73	(109)
Total operating expenses	1,965	1,833	4,002	8,187	10,040
Goodwill impairment	–	–	(1,775)	(24)	(1,775)
Restructuring expenses	(214)	(30)	(27)	(346)	(78)
Major litigation provisions	(43)	0	(163)	(243)	(163)
Expenses related to real estate disposals	0	(13)	(9)	(20)	(47)
Archegos	(8)	(8)	(21)	(42)	(29)
Adjusted total operating expenses	1,700	1,782	2,007	7,512	7,948
Income/(loss) before taxes	(1,524)	(691)	(2,174)	(3,246)	(3,672)
Adjusted income/(loss) before taxes	(1,259)	(640)	(184)	(2,814)	3,515
Adjusted economic profit	(1,286)	(866)	(579)	(3,671)	751
Adjusted return on regulatory capital (%)	(33.0)	(14.9)	(3.8)	(16.4)	16.9

Appendix
Swiss Bank
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Results (CHF million)
Net revenues	972	962	1,209	1	(20)	4,093	4,316	(5)
Provision for credit losses	28	21	(4)	33	–	90	4	–
Total operating expenses	655	558	606	17	8	2,458	2,394	3
Income before taxes	289	383	607	(25)	(52)	1,545	1,918	(19)
Metrics
Economic profit (CHF million)	24	88	256	(73)	(91)	367	629	(42)
Cost/income ratio (%)	67.4	58.0	50.1	–	–	60.1	55.5	–
Assets under management (CHF billion)	525.8	527.1	597.9	(0.2)	(12.1)	525.8	597.9	(12.1)
Net new assets/(net asset outflows) (CHF billion)	(8.3)	(1.5)	1.0	–	–	(5.4)	5.9	–
Gross margin (annualized) (bp)	73	71	82	–	–	73	74	–
Net margin (annualized) (bp)	22	28	41	–	–	28	33	–
Reconciliation of adjustment items
	Swiss Bank
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	972	962	1,209	4,093	4,316
Real estate (gains)/losses	(51)	0	(205)	(148)	(213)
(Gain)/loss on equity investment in SIX Group AG	10	0	35	17	35
(Gain)/loss on equity investment in Pfandbriefbank	0	(6)	0	(6)	0
Adjusted net revenues	931	956	1,039	3,956	4,138
Provision for credit losses	28	21	(4)	90	4
Total operating expenses	655	558	606	2,458	2,394
Restructuring expenses	(11)	(6)	(1)	(21)	(11)
Expenses related to real estate disposals	0	0	0	0	(4)
Adjusted total operating expenses	644	552	605	2,437	2,379
Income before taxes	289	383	607	1,545	1,918
Adjusted income before taxes	259	383	438	1,429	1,755
Adjusted economic profit	1	88	129	280	506
Adjusted return on regulatory capital (%)	8.1	11.5	13.2	10.9	13.0

Appendix
Asset Management
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Results (CHF million)
Net revenues	286	336	399	(15)	(28)	1,294	1,508	(14)
Provision for credit losses	1	(1)	(2)	–	–	2	0	–
Total operating expenses	312	247	308	26	1	1,146	1,146	0
Income/(loss) before taxes	(27)	90	93	–	–	146	362	(60)
Metrics
Economic profit (CHF million)	(32)	55	57	–	–	60	215	(72)
Cost/income ratio (%)	109.1	73.5	77.2	–	–	88.6	76.0	–
Reconciliation of adjustment items
	Asset Management
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	286	336	399	1,294	1,508
Real estate (gains)/losses	0	0	0	(2)	0
Impairment on York Capital Management	0	10	0	10	113
Adjusted net revenues	286	346	399	1,302	1,621
Provision for credit losses	1	(1)	(2)	2	0
Total operating expenses	312	247	308	1,146	1,146
Restructuring expenses	(12)	(3)	–	(16)	(3)
Expenses related to real estate disposals	0	(1)	0	(1)	(1)
Adjusted total operating expenses	300	243	308	1,129	1,142
Income/(loss) before taxes	(27)	90	93	146	362
Adjusted income/(loss) before taxes	(15)	104	93	171	479
Adjusted economic profit	(24)	65	57	78	304
Adjusted return on regulatory capital (%)	(7.1)	48.7	44.7	20.5	52.0

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
■ the extent of outflows of assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 3Q22 Financial Report.

 4Q22 and Full Year 2022 Results  Analyst and Investor Call  Ulrich Körner Chief Executive Officer  Dixit Joshi Chief Financial Officer  February 9, 2023

 Disclaimer (1/2)  2  Credit Suisse has not finalized restated historical information according to its new divisional structure and Credit Suisse’s independent registered public accounting firm has not reviewed such information. Accordingly, the preliminary information contained in this presentation is subject to completion of ongoing procedures, which may result in changes to that information, and you should not place undue reliance on this preliminary information.   Credit Suisse has not finalized its 2022 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this document is subject to completion of year-end procedures, which may result in changes to that information.  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.   Please also refer to our 4Q22 Earnings Release for additional information.  Cautionary statement regarding forward-looking statements  This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, in “Credit Suisse – Risk factor” in our 3Q22 Financial Report published on November 2, 2022 and in the “Cautionary statement regarding forward-looking information" in our 4Q22 Earnings Release published on February 9, 2023 and submitted to the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements.   In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations, as well as any other forward-looking statements described as targets or projections, are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, including as a result of our recently announced strategy initiatives, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations targets, projections or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.   Unless otherwise noted, all such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments and aspirations are for the full year indicated or as of the end of the year indicated, as applicable.  We may not achieve the benefits of our strategic initiatives  We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our business during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.  Estimates and assumptions  In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

 Disclaimer (2/2)  3  Cautionary statements relating to interim financial information  This document contains certain unaudited interim financial information for the first quarter of 2023. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2023 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2023. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2023 will be included in our 1Q23 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the first quarter of 2023.  Statement regarding non-GAAP financial measures  This document contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix as well as in the 4Q22 Earnings Release, which is available on our website at www.credit-suisse.com.  Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives, aspirations and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.   Statement regarding capital, liquidity and leverage  Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.  Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure.  Sources  Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

 Disciplined strategic execution with accelerated de-risking and deleveraging  4  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Refers to the sale of significant part of the Securitized Products Group (SPG) and other related financing businesses to entities and funds managed by affiliates of Apollo Global Management   Strategy execution ahead of schedule  Delivered accelerated deleveraging of Non-Core Unit and Securitized Products   Progressed sale of Securitized Products to Apollo1 – on track to complete in 1H23  Advancing carve out of CS First Boston with acquisition of the investment banking business of M. Klein & Company to strengthen advisory capabilities   Initiated cost actions which represent ~80% of targeted CHF ~1.2 bn cost base reduction in 2023, with further initiatives underway  Clear strategic priorities for  2023 - 2024  4Q22 Financial Performance in line with guidance  Reported pre-tax loss of CHF 1.3 bn; adjusted pre-tax loss of CHF 1.0 bn  CET1 ratio of 14.1% and Tier 1 leverage ratio of 7.7%; successful execution of CHF ~4 bn of capital raises   Board will propose a dividend of CHF 0.05 per share for 2022; subject to AGM approval   Transform into new Credit Suisse centered around Wealth Management and Swiss Bank – complemented by strong Asset Management and Markets capabilities  Progress towards carve out of an independent CS First Boston   Accelerate deleveraging and de-risking actions in Non-Core Unit   Simplify organization and exit non-core businesses to improve efficiency and reduce costs  Strengthen business momentum in 2023 and beyond

 4Q22 net loss impacted by Investment Bank performance and lower client activity  5  4Q22 net results analysis  in CHF mn  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Revaluation losses related to our investment in SIX of CHF 20 mn, major litigation provision of CHF 34 mn and Archegos expenses of CHF 8 mn  Adjusted pre-tax income/(loss)  Adjustments  1

 Strategic transformation into new Credit Suisse is well underway  6  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations.  Restructure the Investment Bank  Accelerate cost transformation  Strengthen and reallocate capital  Capitalize on the core strengths of our Wealth Management franchise and reinvigorate growth; reinforce Swiss Bank’s leading position as a universal bank   Release capital from Capital Release Unit wind-down and carve out CS First Boston as an independent Capital Markets and Advisory business  Leverage our competitive and differentiated capabilities in Asset Management and Markets to complement the core  Delivering on strategic priorities  Strengthening business momentum in 2023 and beyond

 Driving strategic change at pace  Restructure the Investment Bank  Securitized Products: Achieved ~2/3rd of targeted asset reduction since 3Q22, or USD ~35 bn reduction out of USD ~55 bn in total   Non-Core Unit: Reduced RWA and leverage exposure by USD ~5 bn and USD ~15 bn1, respectively in 4Q22 through proactive deleveraging and de-risking against a quarterly run rate target of USD ~2 bn and USD ~8 bn   CS First Boston: Completed acquisition of the investment banking business of M. Klein & Company to strengthen advisory capabilities  Strengthen and reallocate capital  Completed capital raises of CHF ~4.0 bn, enabling strong CET1 ratio of 14.1% vs. target of at least 13.0% through transformation period2  Completed debt issuances of CHF ~10 bn since October 27th, 2022; reduced funding needs over time as a result of the strategic transformation  Progressed Securitized Products transaction to deliver further CET1 capital accretion; on track to complete in 1H23  Accelerate cost transformation  Initiated cost actions which represent ~80% of targeted CHF ~1.2 bn cost base reduction to be achieved in 2023  Achieved reduction in number of employees of ~4% in 4Q223  Reduced contractor headcount by ~30%; reduced consultant headcount by ~20% in 4Q22  Further operational transformation initiatives underway  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. Based on RWAs excluding Basel III reforms. Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change 1 Excluding the impact from reductions in HQLA allocations 2 From 2023 through 2025 3 FTE reduction includes notified reductions in workforce who were on the payroll as of end of 3Q22 and 4Q22  7  Strategic priorities  Progress update since 3Q22

Substantial progress on deleveraging and de-risking Securitized Products and Non-Core Unit

Securitized Products assets in USD bn


~74
~(35)
~39
Sep 30th, 2022
Asset reduction[1]
Feb YTD 2023

2/3rd of targeted reduction in Securitized Products

- Achieved USD ~35 bn SPG asset reduction since 3Q22, or ~2/3rd of targeted reduction
- First closing of the Apollo deal completed: recognition of full pre-tax gain of USD ~0.8 bn representing CET1 ratio benefit of ~30 bps to be booked in 1Q23; full deal completion expected in 1H23[2]
- Transactions to reduce liquidity requirements, RWA, leverage exposure and other risk metrics

Non-Core Unit RWAs
Illustrative in USD bn


~5
~2
4Q22
De-risking
activity
Target
run rate
per quarter

Non-Core Unit leverage exposure
Illustrative in USD bn


~15
~8
4Q22
De-risking
activity[3]
Target
run rate
per quarter

- Accelerated de-risking activity and run down resulted in RWA reduction of USD ~5 bn and leverage exposure reduction of USD ~15 bn in Non-Core Unit in 4Q22

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change 1 Driven by the first tranche of Apollo deal, together with recently completed sales of other portfolio assets to Apollo and other third parties and certain business reductions 2 Subject to regulatory approvals 3 Excluding the impact from reductions in HQLA allocations

8 CREDIT SUISSE

Transformation to CS First Boston: creating significant value for Credit Suisse shareholders

An advisory led partnership model

- Global independent, capital markets and advisory led business with distinctive capabilities and unique market position
- History of innovation and market leadership leveraging intellectual capital and years of experience of core teams from First Boston and DLJ
- Global model headquartered in the US with leadership positions in Europe and Asia and selected Emerging Markets presence
- Entrepreneurial talent-centric partnership owned by Credit Suisse, strategic investors, and senior leadership with performance-based compensation model
- Mutually valuable partnership between Credit Suisse Wealth Management, Swiss Bank and Markets, and CS First Boston

Risk-weighted assets

In USD bn; illustrative


45-50
21
~20
Credit Suisse IBCM[1]
CS First Boston 3Q22
CS First Boston ambition

Leverage exposure

In USD bn; illustrative


~100
75
<50
Credit Suisse IBCM[1]
CS First Boston 3Q22
CS First Boston ambition

USD >2.5 bn

CS First Boston revenues (illustrative[2])

Progress to Date

- ✓ Right-sized business model to reduce capital needs and release low-returning capital.
- ✓ Business model to incorporate leading Private Fund Group to maximize client franchise
- ✓ Reduced headcount by ~20% in 4Q22
- ✓ Defined founding partner equity plan to create "owner" mindset across senior leadership and enabling high-impact recruiting
- ✓ Announced acquisition of the investment banking business of M. Klein & Company, a leading strategic advisory boutique

1Q23
M. Klein & Company acquisition
Business design and scope

2023-2024
Readiness for IPO or spin-off by end-2024 (market dependent)

2025 and beyond
CS First Boston operates as an independent business while retaining strong relationship with Credit Suisse

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Based on 2018-21 average 2 Expectation under normalized market conditions

9

CREDIT SUISSE

CS First Boston's capabilities enhanced by the acquisition of the investment banking business of M. Klein & Company

Strategic Rationale

- **M. Klein & Company[1] is a leading boutique investment bank** and has advised on **USD 1.5 trn of transactions** since its formation in 2010
- Trusted, independent advisor and capital markets partner to companies, executives, boards and sovereigns, delivering focused value creation services across the strategy spectrum
- Advised on some of the **largest** and **most complex transactions** over the last decade **across M&A**, **activism** and **capital markets**
- **Integrated leadership** teams that have worked **together for decades** across both advisory and principal investing roles
- The transaction and relationship **adds significant revenue opportunities for Credit Suisse,** through M. Klein & Company's ability to leverage Credit Suisse's capital markets and financing capabilities for its preeminent clients, **while accelerating the path to establish CS First Boston**

Financial Impact

- Purchase price of **USD 175 mn,** whereby the seller will receive **equity in CS First Boston in the form of a convertible note**[2]
- **To create further alignment with Credit Suisse**, the seller will also receive a warrant[3]; the **convertible note** will convert into, and the warrant entitles the seller to subscribe to, CS First Boston shares
- Transaction expected to be **earnings accretive** with single-digit price-to-earnings multiple paid; anticipated **CET1 ratio impact** will be **less than 10 bps**

Illustrative Transactions[4]

Parties	Transaction
Aramco	IPO Advisory: USD 1.9 trn market value; USD 29 bn raised
Glencore / Xstrata	Merger: USD 80 bn
Dow / DuPont	Merger: USD 130 bn
Unilever / Kraft Heinz	Hostile Bid Defense: USD 143 bn
Barrick Gold / Randgold Resources	Merger: USD 18 bn
IHS / Markit	Merger: USD 13 bn
Public Investment Fund[5] / Blackstone Group	Investment Vehicle: USD 40 bn
T. Rowe Price / Oak Hill Advisors	Merger: USD 4 bn

Note: Closing subject to regulatory approvals 1 The Klein Group (doing business as M. Klein & Company) is the entity being acquired by Credit Suisse. The Klein Group LLC is the registered broker-dealer business of M. Klein & Company LLC, a leading boutique investment bank 2 The principal amount of the convertible note is expected to be USD 100 mn, with the balance being paid in cash dependent on the tax consideration to be paid by the seller at closing 3 The purchase price of USD 175 mn, together with annual payments on the note and other consideration, have a net present value of approximately USD 210 mn 4 Illustrative Transactions of M. Klein & Company 5 Public Investment Fund of Saudi Arabia

10

CREDIT SUISSE

Significant progress on cost transformation already achieved in 4Q22

Group cost base targets
in CHF bn



Excluding impact of SP transaction and other divestments
~ (1.2)
~ (2.5)
~17.0
~16.5-17.0
16.2
15.8
~14.5
2022 guidance at 4Q21
2022 guidance at 2Q22
FY22[1]
2023 target
2025 target

	FY22	2025 target
Full-time employees in '000s	50	43
including notified reductions in workforce[1]	**49**	

Decisive actions executed in 4Q22

- Achieved reduction in number of employees of ~4% in 4Q22[2]
- Reduced contractor headcount by ~30%
- Reduced consultant headcount by ~20%
- Reshaped Investment Bank delivered a ~13% headcount reduction

2023 priorities

- Maintain strong expense discipline and deliver CHF ~1.2 bn cost base reduction, of which actions already initiated represent ~80% of 2023 target
- Step change reduction in third-party costs including professional services, legal services, and real estate footprint
- Exit non-core businesses and continue descoping to improve efficiency and reduce costs
- Simplify organizational design and structure to achieve headcount saves and reduced complexity
- Operational efficiency measures including improved front to back processes and corporate functions aligned to new Credit Suisse footprint

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Adjusted operating expenses FY22 2 FTE reduction includes notified reductions in workforce who were on the payroll as of end of 3Q22 and 4Q22

11
CREDIT SUISSE

 Our roadmap to create the new Credit Suisse  12  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations.  2025 onwards onwards   Stabilize and re-shape portfolio, secure capital   Deliver sustainable returns and grow core business  Stabilize and re-shape portfolio, secure capital   Transform into new Credit Suisse and CS First Boston and improve cost efficiency  4Q22  Stabilize and re-shape portfolio, secure capital   Re-shape portfolio, strengthen capital, execute cost reduction  2023-24  Significant deleveraging of CRU   Strengthened CET1 ratio of 14.1%  Accelerated cost transformation  Reinvigorate growth of core franchises centered around Wealth Management and Swiss Bank complemented by strong Asset Management and Markets capabilities  Carve out an independent CS First Boston   Deliver CHF ~1.2 bn cost base reduction by 2023  Deliver simple, more focused and stable new Credit Suisse  Deliver CHF ~2.5 bn cost base reduction by 2025  Create sustainable value for shareholders  Restore trust with all stakeholders

 Detailed Financials

Group Overview

Credit Suisse Group in CHF mn		4Q22	3Q22	4Q21	Δ 4Q21	2022	2021	Δ 2021
Rev.	Net revenues	3,060	3,804	4,582	(33)%	14,921	22,696	(34)%
	Adjusted net revenues	2,964	3,798	4,384	(32)%	15,164	22,544	(33)%
PCL/Costs	Provision for credit losses	41	21	(20)		16	4,205	
	Adjusted provision for credit losses	41	21	(15)		171	(102)	
	Operating expenses	4,334	4,125	6,266	(31)%	18,163	19,091	(5)%
	Adjusted operating expenses	3,938	3,869	4,071	(3)%	16,242	16,047	1%
Profitability	**Pre-tax income/(loss)**	**(1,315)**	**(342)**	**(1,664)**	n/m	**(3,258)**	**(600)**	n/m
	Adjusted pre-tax income/(loss)	**(1,015)**	**(92)**	**328**	n/m	**(1,249)**	**6,599**	n/m
	Income tax expense	82	3,698	416		4,048	1,026	
	Net income/(loss) attributable to shareholders	**(1,393)**	**(4,034)**	**(2,085)**	n/m	**(7,293)**	**(1,650)**	n/m
	Return on tangible equity‡	(13.5)%	(38.3)%	(20.9)%		(17.6)%	(4.2)%	
	Cost/income ratio	142%	108%	137%		122%	84%	
Balance Sheet	CET1 ratio	14.1%	12.6%	14.4%		14.1%	14.4%	
	Risk-weighted assets in CHF bn	251	274	268	(6)%	251	268	(6)%
	Leverage exposure in CHF bn	651	837	889	(27)%	651	889	(27)%
	Liquidity coverage ratio[1]	144%	192%	203%				

Reported pre-tax loss

- of CHF 1,315 mn driven by losses in the Investment Bank and Wealth Management divisions
- included CHF 191 mn real estate gains, CHF 77 mn loss related to the disposal of the stake in Allfunds Group plc, CHF 352 mn restructuring expenses and CHF 34 mn major litigation provisions

Adjusted net revenues

- down 32% YoY, driven by reduced client activity across our divisions
- reflecting substantially lower Sales & Trading revenues impacted by our strategic actions, accelerated deleveraging as well as the industry-wide slowdown in capital markets and advisory in the Investment Bank
- lower recurring revenues in Wealth Management and Swiss Bank from net assets and deposit outflows

Adjusted operating expenses

- stable YoY; actions already mandated in 4Q22 represent 80% of the CHF ~1.2 bn cost savings target for 2023

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Calculated using a three-month average, which is calculated on a daily basis

14

CREDIT SUISSE

Assets under management impacted by idiosyncratic events in October 2022

Wealth Management AuM in CHF bn



635
12
(93)
(15)
540
3Q22
Market moves
NNA
FX impact & other[1]
4Q22

Swiss Bank AuM in CHF bn



527
10
(8)
(3)
526
3Q22
Market moves
NNA
FX impact & other[1]
4Q22

Asset Management AuM in CHF bn



411
10
(12)
(7)
402
3Q22
Market moves
NNA
FX impact & other[1]
4Q22

Group AuM[2] of CHF 1,294 bn

- down ~8% vs. 3Q22, driven by net asset outflows and adverse FX impact, partly offset by positive market moves

Group net asset outflows of CHF 111 bn

- 8% of 3Q22 AuM, with ~2/3rd of 4Q22 net asset outflows concentrated in October 2022
- Deposit outflows contributed to ~60% of Wealth Management and Swiss Bank net asset outflows

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Structural effects, including certain de-risking measures 2 Includes CHF (175) bn of assets managed across businesses

15

CREDIT SUISSE

Wealth Management

4Q22 pre-tax loss driven by lower revenues, mainly reflecting client asset outflows, and higher costs

	in CHF mn	4Q22	3Q22	4Q21	Δ 4Q21	2022	2021	Δ 2021
Revenues	Net interest income	416	615	502	(17)%	2,103	2,110	-
	Recurring commissions and fees	360	382	432	(17)%	1,570	1,813	(13)%
	Transaction-based	331	357	413	(20)%	1,744	2,481	(30)%
	Adjusted net revenues	1,107	1,355	1,345	(18)%	5,412	6,400	(15)%
PCL/ Costs	Adjusted provision for credit losses	(11)	7	(7)		9	-	
	Adjusted total operating expenses	1,273	1,270	1,214	5%	5,154	4,616	12%
Profitability	**Adjusted pre-tax income**	**(155)**	**78**	**138**	**n/m**	**249**	**1,784**	(86)%
	Reported pre-tax income	(199)	21	157	n/m	(631)	2,307	n/m
	Adjusted RoRC†	(6)%	3%	4%		2%	14%	
	Reported RoRC†	(7)%	1%	5%		(5)%	18%	
	Adjusted cost/income ratio	115%	94%	90%		95%	72%	
	Adjusted net margin in bps	(11)	5	7	(18)	4	24	(20)
AuM	Assets under management in CHF bn	540	635	743	(27)%	540	743	(27)%
	Net new assets in CHF bn	(92.7)	(6.4)	(2.9)		(95.7)	10.5	
Balance Sheet	Net loans in CHF bn	78	89	103	(24)%	78	103	(24)%
	Risk-weighted assets in CHF bn	55	63	60	(9)%	55	60	(9)%
	Leverage exposure in CHF bn	179	231	233	(23)%	179	233	(23)%
RMs	Number of relationship managers	1,790	1,880	1,890	(5)%	1,790	1,890	(5)%

Adjusted net revenues down 18% vs. 4Q21

- Net interest income down 17%, mainly reflecting lower deposit and loan volumes and higher funding costs, partly offset by higher deposit margins
- Recurring commissions and fees decline 17% reflecting lower average AuM
- Transaction-based revenues down 20% due to subdued client activity and mark-to-market losses in APAC Financing of CHF 31 mn[1]

Adjusted operating expenses up 5% vs. 4Q21

mainly due to higher general and administrative expenses reflecting higher allocated corporate function costs; actions undertaken in 4Q22 to reduce costs into 2023

Adjusted pre-tax loss of CHF 155 mn

Reported pre-tax loss of CHF 199 mn included a real estate sale gain of CHF 122 mn, a loss related to the equity investments in Allfunds Group and SIX Group of CHF 77 mn and 10 mn, respectively, and restructuring expenses of CHF 73 mn

Net assets outflows of CHF 92.7 bn

~2/3rd of 4Q22 net asset outflows in October, with ~60% of NNA outflows in the quarter driven by deposit outflows

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 4Q22 mark-to-market losses of CHF 31 mn (net of CHF (17) mn of hedges); 4Q21 included mark-to-market losses of CHF (0) mn (including CHF 9 mn of hedges)

16

CREDIT SUISSE

Swiss Bank

Resilient 4Q22 negatively impacted by normalizing provisions and compensation expenses

	in CHF mn	4Q22	3Q22	4Q21	Δ 4Q21	2022	2021	Δ 2021
Revenues	Net interest income	523	525	587	(11)%	2,219	2,345	(5)%
	Recurring commissions and fees	300	323	332	(10)%	1,293	1,302	(1)%
	Transaction-based	113	121	138	(18)%	508	561	(9)%
	Adjusted net revenues[1]	931	956	1,039	(10)%	3,956	4,138	(4)%
PCL/ Costs	Adjusted provision for credit losses	28	21	(4)		90	4	
	Adjusted total operating expenses	644	552	605	6%	2,437	2,379	2%
Profitability	**Adjusted pre-tax income**	**259**	**383**	**438**	(41)%	**1,429**	**1,755**	(19)%
	Reported pre-tax income	289	383	607	(52)%	1,545	1,918	(19)%
	Adjusted RoRC†	8%	12%	13%		11%	13%	
	Reported RoRC†	9%	12%	18%		12%	14%	
	Adjusted cost/income ratio	69%	58%	58%		62%	57%	
	Adjusted net margin in bps	20	28	30	(10)	26	30	(4)
AuM	Assets under management in CHF bn	526	527	598	(12)%	526	598	(12)%
	Net new assets in CHF bn	(8.3)	(1.5)	1.0		(5.4)	5.9	
Balance Sheet	Net loans in CHF bn	158	161	161	(2)%	158	161	(2)%
	Risk-weighted assets in CHF bn	69	71	69	-	69	69	-
	Leverage exposure in CHF bn	220	240	248	(11)%	220	248	(11)%
RMs	Number of relationship managers	1,670	1,660	1,630	2%	1,670	1,630	2%

Adjusted net revenues down 10% vs. 4Q21

- Net interest income down 11%; higher deposit income offset by decreased income from loans and lower SNB threshold benefits from the SNB increase of interest rates; 4Q22 net interest income stable sequentially
- Recurring commissions and fees decline 10% reflecting lower average AuM
- Transaction-based revenues down 18% driven by equity investments[2]; excluding those, transaction-based revenues down 8% due to lower client activity

Adjusted operating expenses up 6% vs. 4Q21

driven by increased compensation expenses mainly reflecting higher deferral of compensation in 4Q21; 2022 full-year compensation expenses stable compared to 2021

Adjusted pre-tax income down 41% vs. 4Q21

reflecting lower net revenues, higher operating expenses and normalizing provision for credit losses at 7 bps of our net loans

Assets under management down 12% YoY

- Lower assets under management mainly driven by declining markets
- NNA of CHF (8.3) bn driven by outflows in private clients

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Includes other revenues of CHF (5) mn in 4Q22, CHF (13) mn in 3Q22, CHF (18) mn in 4Q21, CHF (64) mn in 2022 and CHF (70) mn in 2021 2 Gain/(loss) on equity investments of CHF (8) mn in 4Q22 and CHF 6 mn in 4Q21

17

CREDIT SUISSE

Asset Management

Pre-tax income and NNA negatively affected by the challenging macro environment

	in CHF mn	4Q22	3Q22	4Q21	Δ 4Q21	2022	2021	Δ 2021
Revenues	Management fees	231	250	286	(19)%	1,011	1,137	(11)%
	Perf., transaction & placement rev.	30	33	94	(68)%	114	340	(66)%
	Investment and partnership income[1]	25	53	19	32%	177	144	23%
	Adjusted net revenues	286	346	399	(28)%	1,302	1,621	(20)%
PCL/ Costs	Adjusted provision for credit losses	1	(1)	(2)		2	-	
	Adjusted total operating expenses	300	243	308	(3)%	1,129	1,142	(1)%
Profitability	**Adjusted pre-tax income**	**(15)**	**104**	**93**	**n/m**	**171**	**479**	**(64)%**
	Reported pre-tax income	(27)	90	93	n/m	146	362	(60)%
	Adjusted RoRC†	(7)%	49%	45%		20%	52%	
	Reported RoRC†	(13)%	43%	45%		17%	39%	
	Adjusted cost/income ratio	105%	70%	77%		87%	70%	
AuM	Assets under management in CHF bn	402	411	477	(16)%	402	477	(16)%
	Net new assets in CHF bn	(11.7)	(4.2)	4.7		(22.6)	14.6	
Balance sheet	Risk-weighted assets in CHF bn	8	9	8	(1)%	8	8	(1)%
	Leverage exposure in CHF bn	2	3	3	(9)%	2	3	(9)%

Adjusted net revenues down 28% vs. 4Q21
due to lower performance, transactions & placement revenues, reflecting substantially reduced placement fees and investment related losses, and lower management fees, primarily driven by a 16% decline in AuM

Adjusted operating expenses down 3% vs. 4Q21
primarily driven by lower expenses related to the supply chain finance funds matter and reduced commission expenses partly offset by higher compensation and benefits

Pre-tax loss of CHF 15 mn
mainly reflecting declining net revenue levels

AuM down 16% YoY
or CHF 74 bn, of which CHF 50 bn is due to market and FX effects

Net asset outflows of CHF 11.7 bn
across traditional investments, in particular multi-asset, index solutions and fixed income, alternative investments, in particular credit, and investments and partnerships

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Excludes real estate gains of CHF 2 mn in 2022, impairment on York Capital Management of CHF 10 mn in 2022 and CHF 113 mn in 2021

18

CREDIT SUISSE

Investment Bank

Pre-tax loss driven by impact of strategic actions and continued challenging market conditions

	in USD mn	4Q22	3Q22	4Q21	Δ 4Q21	2022	2021	Δ 2021
Revenues	Fixed income sales & trading	81	558	504	(84)%	2,063	3,861	(47)%
	Equity sales & trading	15	248	403	(96)%	1,150	1,959	(41)%
	Capital markets	200	99	585	(66)%	803	3,923	(80)%
	Advisory and other fees	175	232	331	(47)%	818	1,106	(26)%
	Other[1]	(6)	(1)	(3)	n/m	(63)	505	n/m
	Adjusted net revenues	465	1,136	1,820	(74)%	4,771	11,354	(58)%
PCL/ Costs	Adjusted provision for credit losses	24	(6)	(3)		73	(109)	
	Adjusted total operating expenses	1,700	1,782	2,007	(15)%	7,512	7,948	(5)%
Profitability	**Adjusted pre-tax income/(loss)**	**(1,259)**	**(640)**	**(184)**	**n/m**	**(2,814)**	**3,515**	**n/m**
	Reported pre-tax income/(loss)	(1,524)	(691)	(2,174)	n/m	(3,246)	(3,672)	n/m
	Adjusted RoRC†	(33)%	(15)%	(4)%		(16)%	17%	
	Reported RoRC†	(40)%	(16)%	(45)%		(19)%	(18)%	
	Adjusted cost/income ratio	366%	157%	110%		157%	70%	
Balance sheet	Risk-weighted assets in USD bn	80	84	92	(13)%	80	92	(13)%
	Leverage exposure in USD bn	229	324	380	(40)%	229	380	(40)%

Adjusted net revenues down 74% compared vs. 4Q21

- Capital Market and Advisory revenues down 59% vs. 4Q21 in line with reduced Street-wide fees down 59% across products
- Sales & Trading revenues down 89% vs. 4Q21 driven by lower client activity, sale of Securitized Products and impact of accelerating our restructuring
  - Fixed Income revenues declined 84% as we significantly de-risked our Global Credit Products business partially offset by continued strength in Macro
  - Equities revenues declined 96% driven by the impact of strategic actions, reduced client activity and less favorable market conditions on Equity Derivatives performance as well as the exit of Prime Services on Cash Equities

Adjusted operating expenses down 15% vs. 4Q21

due to reduced compensation and benefits

Adjusted 4Q22 pre-tax loss of USD 1,259 mn

primarily driven by significantly lower client activity exacerbated by the impact of our strategic actions; reported pre-tax loss of USD 1,524 mn includes restructuring expenses of USD 214 mn and major litigation expenses of USD 43 mn

Significantly reduced capital usage

Risk-weighted assets down 13%; leverage exposure down 40% driven by lower HQLA and business reductions

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Other revenues include treasury funding costs and changes in the carrying value of certain investments

19

CREDIT SUISSE

CET1 ratio of 14.1%

CET1 ratio development in bps



12.6%
147 bps
(53) bps
80 bps
(24) bps
14.1%
3Q22
Capital raises[1]
Net loss
Business RWA
Other movements[2]
4Q22

34.4	**CET1 capital** in CHF bn	35.3

Risk-weighted assets in CHF bn



274
(15)
2
(10)
251
3Q22
Business impact
Model and parameter updates
FX impact[3]
4Q22

CET1 ratio up ~150 bps to 14.1%

- CET1 ratio improved by 147 bps from the capital raises of CHF ~4.0 bn
- Negatively impacted by (53) bps from our net loss of CHF 1.4 bn, offset by RWA reductions of 80 bps
- Other movements of (24) bps include FX impacts of (9) bps and model and parameter updates of (8) bps

RWA down CHF 23 bn QoQ

- Decline mainly related to deleveraging in the Investment Bank of CHF ~5 bn, Wealth Management and Swiss Bank of CHF ~9 bn

Parent CET1 ratio up ~250 bps to 12.2%

- Parent CET1 ratio improved by ~140 bps from the capital raises of CHF ~4.0 bn, ~70 bps from RWA reductions and ~50 bps from FX movements

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Bps impact calculated based on the net proceeds 2 Includes FX impact from Sep 22 to Dec 22 FX rates and FX hedging costs, impact from internal and external model and parameter updates, other CET1 regulatory adjustments, quarterly dividend accrual, pension and share-based compensation
3 FX impact from Sep 22 to Dec 22 FX rates

20

CREDIT SUISSE

Tier 1 leverage ratio of 7.7%

Tier 1 leverage ratio development in bps


6.0%
47 bps
(17) bps
102 bps
59 bps
(21) bps
7.7%
3Q22
Capital raises[1]
Net loss
HQLA
Business impact
Other movements[2]
4Q22

50.1	**Tier 1 capital** in CHF bn	50.0

Leverage exposure in CHF bn


837
(118)
(54)
(14)
651
3Q22
HQLA
Business impact
FX impact[3]
4Q22

Tier 1 leverage ratio up to 7.7%

- Tier 1 leverage ratio improved by 47 bps from the capital raises of CHF ~4.0 bn
- HQLA impact from deposit outflows and business deleveraging increased the Tier 1 leverage ratio by 102 bps and 59 bps respectively, offset by (17) bps impact from our net loss of CHF 1.4 bn

Leverage exposure down CHF 186 bn

- Driven by HQLA impact from deposit outflows and business reductions notably in the Investment Bank
- Deleveraging focused on Securitized Products and Non-Core Unit

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Bps impact calculated based on the net proceeds 2 Includes FX impact from Sep 22 to Dec 22 FX rates and FX hedging costs, other CET1 and AT1 regulatory adjustments, quarterly dividend accrual, pension and share-based compensation 3 FX impact from Sep 22 to Dec 22 FX rates

21

CREDIT SUISSE

Successful start to NCU's de-risking process

Risk-weighted asset progression Illustrative in USD bn



Operational Risk
35
6
~25
6
~20
6
~17
6
3Q22
2023
2024
2025 Target

Leverage exposure progression Illustrative in USD bn



132
~92
~71
~61
3Q22
2023
2024
2025 Target

4Q22 Highlights

De-risking activity, run down and market moves resulted in estimated:

- RWA reduction of USD ~5 bn
- Leverage exposure reduction of USD ~15 bn[1]
- Liquidity generation of USD ~10 bn

2023

- Capital Release Unit established on January 1, 2023
- Accelerated de-risking program underway to release capital and liquidity whilst targeting cost reductions

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change 1 Excluding the impact from reductions in HQLA allocations

22

CREDIT SUISSE

 Decisive actions have rebuilt liquidity coverage ratio from lower levels in the quarter  23  Liquidity coverage ratio1  average in %  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Calculated using a three-month average, which is calculated on a daily basis 2 Reflects long-term and short-term funding during 4Q22  Average LCR at 144% at the end of 4Q22  Improved from lower levels in the quarter following the idiosyncratic events of October 2022   Supported by deleveraging, CHF ~4 bn capital raises, capital market and other funding of CHF ~7 bn2, client outreach program and other liquidity generating measures  LCR compares favorably to our peer group  Strategic transformation   Further substantial liquidity release is expected from the strategic transformation through 2023 as announced in October 2022, including from the Non-Core Unit and Securitized Products  Lower spot rates

Deleveraging to significantly reduce funding needs

Long-term debt capital markets issuance and redemption[1] volumes in CHF bn



Liquidity instruments[2]
TLAC-eligible instruments[3]
Covered bonds
Senior bonds (OpCo)
Senior bonds (HoldCo)
Capital instruments (AT1)
Liquidity instruments
TLAC-eligible instruments
20
11
25
17
up to ~17
~2
~9
o/w 4 bn issued
~2
up to ~4
22
8
9
4
Issuance
Redemption
Issuance
Redemption
Full-year issuance plan[4]
Full-year Redemption
2021
2022
2023

Net issuance:

CHF 9 bn | **CHF 8 bn** | **CHF ~(5) bn**

Key messages

- Group's overall funding needs expected to reduce over time as a result of strategic transformation in line with balance sheet reduction
- Combined HoldCo and AT1 issuance of up to CHF ~6 bn vs. CHF 13 bn of redemption in 2023
  - Significant reduction of HoldCo needs
- Already completed nearly half of 2023 OpCo issuance plan[5] and ~25% of overall funding plan in January

1 Issuance excludes contingent capital awards. Maturities and expected redemptions as of respective year-end FX rates. Figures for 2022 redemptions are based on December 31, 2021 FX rates, while 2023 onwards redemptions are based on September 30, 2022 FX rates. Redemptions reflect instruments maturing on their next call date for illustrative purposes only. Credit Suisse makes no representation on its intention to call the instruments 2 Includes covered bonds and OpCo instruments; excludes Pfandbrief 3 Includes HoldCo instruments as well as AT1 high-trigger capital instruments, grandfathered tier 1 and tier 2 capital instruments, and legacy capital instruments
4 Estimated full year issuance plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market and regulatory conditions. For indicative purposes and subject to change 5 Need partly driven by new TBTF Liquidity rules to come into effect Jan 1, 2024

24

CREDIT SUISSE

CHF ~0.9 bn additional group revenues by 2025 from higher forward rate expectations

Sensitivity of Group revenues to interest rates[1]
Revenue impact from realization of forward rates[2] pre-funding cost


CHF
USD
EUR
CHF ~0.2 bn
CHF ~0.6 bn
CHF ~0.9 bn
2023 vs. 2022
2024 vs. 2022
2025 vs. 2022

CHF yield curve has shifted higher since end-3Q22


5%
4%
3%
2%
1%
-
~5 bps
~(5) bps
~60 bps
~40 bps
USD (Dec-22)
USD (Sep-22)
CHF (Dec-22)
CHF (Sep-22)
1Y
2Y
3Y
5Y
7Y
10Y
20Y
30Y

Key messages

- Cumulative group revenues sensitivity of CHF ~0.9 bn by 2025 vs. 2022 benefitting from forward rate expectations
- This incorporates impact of deposit outflows in 4Q22; ~85% of group deposit outflows in the quarter concentrated in October and November
- We expect higher funding costs[3] in 2023 vs. 2022 of CHF ~0.5 bn
- Funding costs expected to reduce from 2025

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Based on static balance sheet as of end-December 2 From realization of CHF, USD and EUR forward rates; as of December 31, 2022 3 Includes Treasury-related cost of capital instruments, long-term funding and HQLA; at average 2022 USD/CHF FX rate of 0.9541

25

CREDIT SUISSE

 Significant progress on our CHF ~2.5 bn cost transformation  26  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of today. Actual results may differ 2 Adjusted operating expenses for FY22 3 On a constant perimeter basis 4 FTE reduction includes notified reductions in workforce who were on the payroll as of end of 3Q22 and 4Q22  Restructuring expenses  Restructuring expenses  4Q22  2023  2024  in CHF bn  0.4  1.6  1.0  Group cost base  in CHF bn  Full time employees1  in ’000s)  ~(17)%  ~ (1.2)  ~ (2.5)  Group cost update  2022 adjusted operating expenses of CHF 16.2 bn below the previous guidance of ~16.5-17.0 bn  Actions already initiated in 4Q22 are expected to represent 80% of targeted CHF ~1.2 bn cost base reduction to be achieved in 2023  Full time employee reduction of ~4% in 4Q224  Estimated restructuring expenses for 2023 ofCHF 1.6 bn and 2024 of CHF 1.0 bn unchanged1  49  incl. notified reductions in workforce4  Excluding impact of SP transaction and other divestments   2  3

 Group financial targets reaffirmed  27  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Our cost base target is measured using adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments 2 Pre-Basel III reforms 3 From 2023 to 2025   Return on tangible equity‡ 2025  CET1 ratio2  Cost base1 in CHF bn  Core: >8%  Group: ~6%  >13.5% in 2025  At least 13% through transformation3   15.8 in 2023  ~14.5 in 2025

 Appendix

Corporate Center

Corporate Center

in CHF mn		4Q22	3Q22	4Q21	2022	2021
Revenues	Treasury results	212	(7)	(130)	(204)	(174)
	Asset Resolution Unit	(5)	(1)	17	55	(93)
	Other[1]	(21)	43	48	106	274
	Adjusted net revenues	186	35	(65)	(43)	7
PCL/ Costs	Provision for credit losses	-	-	-	(1)	(8)
	Adjusted total operating expenses	82	76	107	357	651
Profit-ability	**Adjusted pre-tax income/(loss)**	**104**	**(41)**	**(172)**	**(399)**	**(636)**
	Reported pre-tax income/(loss)	80	(170)	(533)	(1,202)	(1,714)
Balance Sheet	Total assets in CHF bn	34	41	55	34	55
	Risk-weighted assets in CHF bn	44	48	46	44	46
	o/w OpRisk in CHF bn	32	34	26	32	26
	Leverage exposure in CHF bn	37	45	58	37	58

ARU within Corporate Center

in CHF mn		4Q22	3Q22	4Q21	2022	2021
Rev.	Net revenues	(5)	(1)	17	55	(93)
PCL/ Costs	Provision for credit losses	1	(1)	-	(1)	1
	Total operating expenses	25	28	27	112	136
Prof.	**Pre-tax income/(loss)**	(31)	(28)	(10)	(56)	(230)
Balance Sheet	Risk-weighted assets in USD bn	5	6	8	5	8
	Leverage exposure in USD bn	13	14	18	13	18

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See later in this Appendix for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees

29

CREDIT SUISSE

 We have a strong capital and liquidity position  30  4Q22 Liquidity coverage ratio – Peers2  Source: Company filings as of 4Q22 * As of 3Q22  Note: Peers include Bank of America, Barclays, BNP, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Société Générale and UBS 1 US peers reflect lower of standardized or advanced CET1 ratio 2 Bank of America, Citigroup, Credit Suisse, Goldman Sachs, JP Morgan, Morgan Stanley and UBS are based on 3-month average daily balance, the rest are based on average of trailing 12 month-end observations 3 Supplementary Leverage Ratio for US peers  Credit Suisse  4Q22 CET1 ratio – Peers1  4Q22 Tier 1 leverage ratio – Peers3  *  *  *  *  *  *  *  *  *  Credit Suisse  Credit Suisse

Capital exceeding regulatory requirements


Total loss-absorbing capacity
as of end-4Q22, in CHF bn
99.1
Gone concern capital
49.1
AT1
14.7
Going concern capital
Swiss CET1
35.3
Credit Suisse
39.5%
25.1%
19.6%
10.5%[4]
5.8%
4.3%
Pillar 2 add-on[2]
Other going capital[3]
14.1%
9.3%[1]
Capital ratio
Swiss capital requirements
Credit Suisse
2025 target[5]
>13.5%
pre-B3R
Throughout strategic transformation
at least 13.0%
15.2%
7.6%
8.8%
3.8%[4]
2.2%
1.5%
Pillar 2 add-on[2]
5.4%
3.3%[1]
Leverage ratio
Swiss leverage requirements
Credit Suisse

1 Effective from September 30, 2022, Pillar 1 CET1 requirements for capital and leverage ratios have been reduced by 0.36% and 0.125%, respectively, following FINMA's reassessment of surcharges based on leverage exposure. Also reflects the decrease in surcharge due to lower market share, effective 2Q22 2 Includes the FINMA Pillar 2 capital add-on of CHF 1.85 bn (USD 2.0 bn) relating to the supply chain finance funds matter, which equates to an additional Swiss CET1 capital ratio and Swiss CET1 leverage ratio requirement of 74 bps and 28 bps, respectively 3 Includes the effects of the Swiss sectorial countercyclical capital buffer (effective from September 30, 2022) and extended countercyclical buffer, totaling 32 bps 4 Includes rebates for resolvability in gone concern capital of 311 bps and in gone concern leverage ratio of 100 bps 5 BIS CET1 capital ratio 2025 aspiration

31
CREDIT SUISSE

 32  Switzerland share of Group gross loans – 4Q22  CHF 266 bn  Switzerland  Others  Consumer finance  Loans collateralized by securities  Real estate  Financial institutions  Commercial and industrial loans  Governments and public institutions  Consumer2CHF 151 bn or 57%  Corporate & institutional1  CHF 115 bn or 43%  Mortgages  CHF 266 bn  Group gross loans – 4Q22  144 bps incl. CHF 4.3 bn Archegos provision  Swiss Bank & Wealth Management PCL ratio each average 8 bps 2018-2021   Provision for credit losses ratio vs. peers4   Provision for credit losses / average net loans, in bps  Our loan book is highly collateralized with a majority in Switzerland  Reported at fair value  3%  Collateralization3  89%  1 Classified by counterparty type 2 Classified by product type 3 Percentage of collateralized loans in relation to gross loans 4 Source: Bloomberg (all numbers in CHF), Company filings as of 9M22. Peers include Bank of America, Barclays, BNP, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Société Générale, Standard Chartered and UBS 5 Credit Suisse PCL ratio excludes Archegos provision  5  5

 Oil & Gas / Leveraged Finance exposure  33  Oil & Gas exposure1  in USD bn  3.7  1 Oil & Gas net lending exposure in Corporate Bank 2 Represents non-Investment Grade underwriting exposure  Leveraged Finance exposure2  in USD bn

 TBVPS impacted by rights issue and net loss in the quarter  34  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations 1 Reflects movements in interest rates curves and tax expenses 2 Includes shareplan settlements, cash flow hedges, pension and other tangible book value movements  Tangible book value per share (TBVPS)‡  in CHF  1  2

 Wealth Management  35  Adjusted net revenues in CHF mn  Adjusted net margin in bps  Adjusted pre-tax income in CHF mn  Assets under Management in CHF bn  Adjusted return on regulatory capital†  Adjusted cost/income ratio  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations

 Swiss Bank  36  Adjusted net revenues in CHF mn  Adjusted net margin in bps  Adjusted pre-tax income in CHF mn  Assets under Management in CHF bn  Adjusted return on regulatory capital†  Adjusted cost/income ratio  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations

 Asset Management  37  Adjusted net revenues in CHF mn  Net new assets in CHF bn  Adjusted pre-tax income in CHF mn  Assets under Management in CHF bn  Adjusted return on regulatory capital†  Adjusted cost/income ratio  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  4Q22  3Q22  2Q22  1Q22  4Q21  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations

Investment Bank

Adjusted Fixed Income sales & trading in USD mn



504
802
622
558
81
4Q21
1Q22
2Q22
3Q22
4Q22

Adjusted Equity sales & trading[1] in USD mn



403
526
342
248
15
4Q21
1Q22
2Q22
3Q22
4Q22

Adjusted pre-tax income in USD mn



(184)
(55)
(860)
(640)
(1,259)
4Q21
1Q22
2Q22
3Q22
4Q22

Adjusted Capital markets in USD mn



585
466
38
99
200
4Q21
1Q22
2Q22
3Q22
4Q22

Adjusted Advisory and other fees in USD mn



331
221
190
232
175
4Q21
1Q22
2Q22
3Q22
4Q22

Adjusted return on regulatory capital†



(4)%
(1)%
(19)%
(15)%
(33)%
4Q21
1Q22
2Q22
3Q22
4Q22

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations 1 Excludes 19 mn Archegos impact in 1Q22

38

CREDIT SUISSE

 Net and gross margins  39  Adjusted gross margin in bps  4Q22  3Q22  1Q22  4Q21  2Q22  4Q22  3Q22  1Q22  4Q21  2Q22  Average AuM in CHF bn  Adjusted pre-tax income in CHF mn  Adjusted net revenues in CHF mn  1,345  1,506  212  138  755  724  1,355  (155)  583  1,444  114  694  Wealth Management  4Q22  3Q22  1Q22  4Q21  2Q22  593  438  1,039  1,022  1,047  402  385  588  569  931  259  531  956  383  546  Swiss Bank  Adjusted net margin in bps  4Q22  3Q22  1Q22  4Q21  2Q22  1,107  78  657  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations

Currency mix & Group capital metrics

Adjusted Credit Suisse Group results

		4Q22 LTM in CHF mn	CHF	USD	EUR	GBP	Other
			Contribution				
Group	Net revenues	15,164	36%	35%	13%	4%	12%
	Total expenses[1]	16,413	32%	34%	5%	10%	19%
Wealth Management	Net revenues	5,412	14%	50%	17%	4%	15%
	Total expenses[1]	5,163	35%	20%	7%	7%	31%
Investment Bank	Net revenues	4,537	8%	50%	16%	8%	18%
	Total expenses[1]	7,236	8%	53%	5%	15%	19%
Swiss Bank	Net revenues	3,956	92%	1%	5%	1%	1%
	Total expenses[1]	2,527	92%	3%	2%	1%	2%
Asset Management	Net revenues	1,302	49%	38%	9%	1%	3%
	Total expenses[1]	1,131	39%	40%	6%	10%	5%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 4Q22 LTM, the sensitivities are:

- USD/CHF impact on 4Q22 LTM pre-tax income by CHF (16) / 16 mn
- EUR/CHF impact on 4Q22 LTM pre-tax income by CHF +110 / (110) mn

Currency mix capital metric[3]


12%
6%
7%
7%
7%
11%
21%
21%
35%
CHF
65%
66%
43%
USD
CET1 capital [4]
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **(1.5) bps / 1.7 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on adjusted numbers and on weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.00 for 4Q22 LTM results 3 Data based on Dec 2022 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g., goodwill)

40

CREDIT SUISSE

41  Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.  Reconciliation of adjustment items (1/2)

 42  Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.  Reconciliation of adjustment items (2/2)

 Notes  43  General notes  Throughout this presentation rounding differences may occur  Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding certain items included in our reported results are non-GAAP financial measures. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified  Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of February 9, 2023. Actual results may differ  Our cost base target is measured using adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments  Unless otherwise noted, all CET1 capital, CET1 ratio, CET1 leverage ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in these presentations are as of the end of the respective period  Gross and net margins are shown in basis points; gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Adjusted net margin excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology  Parent means Credit Suisse AG on a standalone basis. All CET1 capital and CET1 ratio figures shown in these presentations for Parent are Swiss capital metrics  Specific notes  † Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.  ‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding.  For end-4Q21, tangible shareholders’ equity excluded goodwill of CHF 2,917 mn and other intangible assets of CHF 276 mn from total shareholders’ equity of CHF 43,954 mn as presented in our balance sheet.  For end-3Q22, tangible shareholders’ equity excluded goodwill of CHF 3,018 mn and other intangible assets of CHF 424 mn from total shareholders’ equity of CHF 43,267 mn as presented in our balance sheet   For end-4Q22, tangible shareholders’ equity excluded goodwill of CHF 2,903 mn and other intangible assets of CHF 458 mn from total shareholders’ equity of CHF 45,129 mn as presented in our balance sheet.  Shares outstanding were 2,569.7 mn at end-4Q21 and 3,941.3 mn at end-4Q22.  Abbreviations  APAC = Asia Pacific; ARU = Asset Resolution Unit; AT1 = Additional Tier 1; AuM = Assets under management; BIS = Bank of International Settlements; bps = basis points; B3R = Basel 3 Requirements; CET1 = Common Equity Tier 1; CHF = Swiss Franc; CS First Boston = Credit Suisse First Boston; CSSEL = Credit Suisse Securities (Europe) Limited; CRU = Capital Release Unit ; DLJ = Donaldson Lufkin & Jenrette; DTA = deferred tax assets; ECM = Equity Capital Markets; EUR = Euro; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GBP = British Pound; GTS = Global Trading Solutions; HQLA = High-quality Liquid Assets; IB = Investment Bank; IBCM = Investment Banking & Capital Markets; IBOR = Interbank offered rate; IG = Investment Grade; IT = Information Technology; IPO = Initial Public Offering; LCR = Liquidity Coverage Ratio; LLC = Limited Liability Company; LTM = Last twelve months; M&A = Merger & Acquisition; NCU = Non-Core Unit; NII = Net interest income; NNA = Net New Assets; OpRisk = Operational risk; PCL = provision for credit losses; PTI = Pre-tax income; QoQ = Quarter on Quarter; Rev. = revenues; RM = Relationship Manager; RMBS = Residential Mortgage-backed Securities; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SCFF = Supply Chain Finance Funds SIX = Swiss Exchange; SNB = Swiss National Bank; SP = Securitized Products; SPG = Securitized Products Group; TBTF = Too Big To Fail; TBVPS = Tangible Book Value Per Share; TLAC = Total Loss Absorbing Capacity; USD = United States Dollar; Vs. = versus; YoY = Year on year

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

Date: February 9, 2023
By:
/s/ Ulrich Körner
/s/ Dixit Joshi
Ulrich Körner
Dixit Joshi
Chief Executive Officer
Chief Financial Officer